May 31, 2024

Via EDGAR Correspondence and E-Mail

Division of Corporation Finance Office of Manufacturing United States Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attention: Ernest Greene and Hugh West

Re: DIODES INCORPORATED
Form 10-K for the Year Ended December 31, 2023

File No. 002-25577

Dear Messrs. Greene and West:

This letter is being delivered to respond to the comments from the staff (the “Staff”) of the Securities and Exchange Commission provided to Diodes Incorporated, a Delaware corporation (the “Company”), in a letter dated May 20, 2024 (the “Comment Letter”) related to the Company’s most recent Annual Report on Form 10-K.

The Staff’s comments set forth in the above-mentioned Comment Letter are reproduced below, followed by the Company's responses.

Form 10-K for the Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 34

1.
Please expand your discussion of your result of operations to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results between comparative periods. Revise your future annual and quarterly filings to provide the following items.

o
Expand your discussion of net sales to quantify how much of the decrease in net sales was due to changes in volume and product mix and the reasons for these changes as well as changes in weighted average sales price. Given your decrease in net sales of $338.8 million or 16.9% for the year ended December 31, 2023, revise your disclosure to help us understand how growth in higher-margin end markets have enabled you to increase your net sales and margins for the period. We note your gross profit margin for the years ended December 31, 2023 and 2022, were 39.6% and 41.3%, respectively.

o
You disclosed that you were in the midst of a current supply-constrained environment.

Discuss whether supply chain disruptions materially affected your outlook or business goals. Specify, whether these challenges have materially impacted your results of operations or capital resources, and quantify, to the extent possible, how your net sales, profits, and/or liquidity have been impacted. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any.

o
Expand your discussion of gross profit to discuss and quantify the impact of any other business factors that affected your gross profit in addition to the average unit cost increase of 0.2% for the twelve months ended December 31, 2023. Consider discussing the impact of product mix, material pricing, and details of other costs that impacted your gross profit.

o
Enhance your disclosure throughout your MD&A to quantify the business reasons for the changes between periods in the significant line items of your consolidated statements of income. For example, selling, general and administrative expenses decreased by $22.9 million primarily due to lower wages and benefits and freight and duty costs, partially offset by increases in professional services and other selling expenses. However, you have not quantified the impact of each business reason that affected this line item.

o
Revise your discussion of other (expense)/income to provide a more comprehensive and robust discussion of the business reasons materially impacting the line times within this category, explaining the relative effect of each.

Response: The Company confirms that it will expand its disclosures in MD&A appearing in the Company’s annual and quarterly reports, to provide the more comprehensive and quantified discussion of results of operations as requested by the Staff. The Company will begin to include such expanded disclosure in its Form 10-Q for the quarterly period ended June 30, 2024, which the Company expects to file on or about August 8, 2024.

Discussion of Cash Flows
Operating Cash Flows, page 37

2.
In your discussions of operating cash flows for the periods presented, you have merely listed the components that resulted in the decrease in your cash flows provided by operations for the year ended December 31, 2023. In future filings, please expand this disclosure to discuss the components that resulted in the decrease in cash flows provided by operations as well as the underlying reasons for changes in working capital components, with specific discussions for accounts receivable, inventories, other operating assets, accounts payable and accrued liabilities, as applicable.

Response: The Company confirms that beginning with its June 30, 2024 Form 10-Q, it will include in MD&A the expanded discussion of operating cash flows as requested by the Staff.

If you have any questions with respect to the foregoing, please do not hesitate to contact the undersigned (telephone: (972) 987-3900; email: Brett_Whitmire@Diodes.com).

Sincerely, /s/ Brett R. Whitmire Brett R. Whitmire Chief Financial Officer

cc: Steven Tullos, Diodes Incorporated